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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66345

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GRB Financial LLC.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1415 W. Randol Mill Rd
(No. and Street)

Arlington   **TX**   **76012**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gerald Baker   **817-861-7098**   **Jerald@baker financial.net**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rhodes Osiek Patyk & Company L.L.P.
(Name – if individual, state last, first, and middle name)

2170 W. Interstate 20   Arlington TX   76017
(Address)   (City)   (State)   (Zip Code)

9/22/2009   **3881**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald R. Baker, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GRB Financial LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LESLI J MCKEE
Notary ID #10849086
My Commission Expires
June 4, 2025

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GRB FINANCIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021

Report of Independent Registered Public Accounting Firm..... 1

Statement of Financial Condition............................. 3

Statement of Income... 4

Statement of Members' Equity................................ 5

Statement of Cash Flows..................................... 6

Notes to Financial Statements............................... 7

Supplementary Information Required by SEC Rule 17a-5:

Schedule I.. 10

Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures   11

Schedule of Assessment and Payment to the Securities
    Investor Protection Corporation (SIPC) Under
    Rule 17a-5(e)(4) of the Securities and Exchange Commission   13

Report of Independent Registered Public Accounting Firm   14

Exemption Report   15

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of GRB Financial, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GRB Financial, LLC (the Company) as of December 31, 2021, the related statements of income, members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GRB Financial, LLC as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GRB Financial, LLC's management. Our responsibility is to express an opinion on GRB Financial LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)("PCAOB") and are required to be independent with respect to GRB Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I Computation of Net Capital (Schedules II, III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of GRB Financial, LLC's financial statements. The supplemental information is the responsibility of GRB Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, Schedule I Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rhodes Osiek Patyk & Company

We have served as the Company's auditor since 2008.

Arlington, Texas
February 23, 2022

GRB FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

CURRENT ASSETS:

Cash	$	53,454
Commissions receivable		12,617
Prepaid Expense		13,027
Total current assets		79,098

PROPERTY AND EQUIPMENT, AT COST:
Net of depreciation (Note 2)

0

Total Assets	$	79,098

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	63
Total current liabilities		63

MEMBERS' EQUITY

Member units, no par value, 100 units Authorized issued and outstanding	30,004
Retained earnings	49,031
Total members' equity	79,035

Total Liabilities and Members' Equity	$	79,098

The accompanying notes are an integral part
of these financial statements.

GRB FINANCIAL, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:		
Commissions income	$	124,016
Total revenues		124,016
EXPENSES:		
Commissions		463
License and permits		2,800
Insurance		5,996
General and administrative		18,894
Total expenses		28,153
NET INCOME	$	95,863

The accompanying notes are an integral part
of these financial statements

GRB FINANCIAL, LLC

STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

| | Member Units | | Retained |
	Units	Amount	Earnings
BALANCE, December 31, 2020	100	$ 30,004	$ 8,168
Net Income	-	-	95,863
Dividends	-	-	(55,000)
BALANCE, December 31, 2021	100	$ 30,004	$ 49,031

The accompanying notes are an integral part
of these financial statements

GRB FINANCIAL, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income		$ 95,863
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) in commissions receivable		(200)
Decrease in other receivables		3,500
(Increase) in prepaid expense		(13,027)
(Decrease) in accounts payable		(105)
NET CASH PROVIDED IN OPERATING ACTIVITIES		86,031
CASH FLOWS FROM FINANCING ACTIVITIES:		
NET CASH PROVIDED FROM FINANCING ACTIVITIES		0
CASH FLOWS FROM INVESTING ACTIVITIES:		
Dividend distributions		(55,000)
NET CASH (USED) IN INVESTING ACTIVITIES		(55,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		31,031
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		22,423
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 53,454

The accompanying notes are an integral part
of these financial statements

-6-

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

GRB Financial, LLC (the Company) was formed on October 1, 2003 as a limited liability company under the provisions of the Texas Limited Liability Company Act. The Company operates as an independent broker-dealer of various investment securities and began operations January 1, 2004. No member of the limited liability company will be liable for the debts, obligations, or liabilities of the Company.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all money market accounts to be cash equivalents.

Commissions Receivable -

The Company uses the direct write off method for recording uncollectible commissions receivable. Management has determined that the commissions receivable are totally collectible.

U. S. Federal Income Taxes -

The Company was organized as a limited liability company under the provisions of the Texas Limited Liability Company Act. The Company has elected to be taxed under the partnership provisions of the Internal Revenue Code. Under those provisions the Company does not pay federal income taxes on its taxable income. Instead, the unit-holders are liable for individual federal income taxes on their respective share of net income.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising costs -

Advertising costs are expensed as incurred.

Investments -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

(2)   PROPERTY AND EQUIPMENT:

During 2021, the Company owned no property and equipment in its name. All of the equipment is owned by the owner in another entity.

(3)   REVENUE FROM CONTRACTS WITH CUSTOMERS:

Brokerage and Insurance Commissions and Fees -

The Company earns commissions and fees from customer contracts for investment company products, annuities, and insurance policies. Revenue from mutual funds and insurance companies is recognized in the period it was earned.

(4)   NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company has net capital of $53,454, which is in excess of its required net capital.

(5)   RELATED PARTY TRANSACTION:

The Company is currently in an agreement with Baker Financial Services, an affiliated company, owned 90% by the majority unit-holder. This agreement makes available certain facilities and provides for performance of certain services for the Company. These services and facilities are provided without cost to the Company.

(6)   FOCUS REPORT PART II DIFFERENCE:

Differences between the accompanying financial statements and the Company's December 31, 2021, Focus Report Part II are as follows:

	Per Accompanying Financial Statement	Per Focus	Difference
Cash	$ 53,454	$ 53,454	$ 0
Commissions receivable	12,617	10,199	2,418
Prepaid Expense	13,027	13,027	0
Accounts payable, accrued liabilities, expenses and other payables	(63)	(63)	0
Members' equity	(79,035)	(76,617)	(2,418)
			$ 0

(7)   SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2021 through February 13, 2022, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

GRB FINANCIAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

SCHEDULE I

NET CAPITAL

TOTAL MEMBERS' EQUITY	$ 79,035
DEDUCTIONS	(25,581)
NET CAPITAL BEFORE HAIRCUTS	53,454
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	(0)
NET CAPITAL	$ 53,454

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 63
TOTAL AGGREGATE INDEBTEDNESS	$ 63

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	4
or	
Minimum Dollar Net Capital	$ 5,000
Minimum Net Capital Required	$ 5,000

Ratio: Aggregate Indebtedness to Net Capital	.0012 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part II of Form X-17a-5 as of December 31, 2021)

Net Capital as Reported in Company's Part II Focus Report	$ 53,454
Adjustments	0
Net Capital Per Above	$ 53,454

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
GRB Financial, LLC:

We have performed the procedures included in Rule 17a -5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of GRB Financial, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC -7 and for its compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rhodes Osiek Patyk & Company

February 23, 2022

GRB FINANCIAL, LLC

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2021

GENERAL ASSESSMENT	$	0
LESS OVERPAYMENT FROM 2020		(3.35)
ASSESSMENT BALANCE DUE (OVERPAID)		(3.35)
TOTAL ASSESSMENT BALANCE OR (OVERPAYMENT CARRIED FORWARD)	$	(3.35)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

		12/31/2021
TOTAL REVENUE FOCUS PART IIA LINE 9	$	124,016
TOTAL ADDITIONS		0
DEDUCTIONS:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products		124,016
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date		0
Other revenue not related either directly or indirectly to the securities business		0
TOTAL DEDUCTIONS		124,016
SIPC NET OPERATING REVENUE	$	0
GENERAL ASSESSMENT @ .0015	$	0

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
GRB Financial, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which 1) GRB Financial, LLC (the Company) does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c 3-3 and 2) GRB Financial, LLC is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to mutual fund retailer, municipal securities broker, broker or dealer selling variable life insurance or annuities, broker or dealer selling tax shelters or limited partnerships in primary distributions and private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2021, without exception.

GRB Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GRB Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company' business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5, and related SEC Staff Frequently Asked Questions.

Rhodes Osiek Patyk & Company

Arlington, Texas
February 23, 2022

GRB FINANCIAL LLC

Financial Advisors

1415 W. Randol Mill Road
Post Office Box 120427
Arlington, TX 76012

(817) 861-7099
(817) 265-4688 Metro
(817) 861-8099 Fax

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2021

GRB Financial, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief GRB Financial, LLC. states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to a mutual fund retailer, municipal securities broker, broker or dealer selling variable life insurance or annuities, broker or dealer selling tax shelters or limited partnerships in primary distributions and private placement of securities.

(2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Gerald R. Baker, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Gerald R. Baker
President

February 23 , 2022